UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-15160

BROOKFIELD CORPORATION

(Name of Registrant)

Brookfield Place

Suite 100

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                                Form 40-F ☒

EXPLANATORY NOTE

As previously announced on May 26, 2026, Brookfield Corporation (“BN”) and Brookfield Wealth Solutions Ltd. (“BWS”) announced a transaction to further simplify their corporate structure under one publicly traded company, Brookfield Corporation Ltd. (the “Transaction”). The Transaction will be implemented pursuant to a court-approved plan of arrangement and related steps requiring approval of shareholders of each of BN and BWS. The management information circular of BN (the “Circular”) is furnished as Exhibit 99.3 to this Form 6-K.

Full details of the Transaction and the matters contemplated therein can be found in the Transaction Supplement (Appendix B to the Circular furnished hereto as Exhibit 99.3) and in the Transaction Agreement (Appendix H to the Transaction Supplement furnished hereto as Exhibit 99.3).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT INDEX

Exhibit	Description
99.1	Form of Proxy for Class A Limited Voting Shares
99.2	Notice of Annual and Special Meeting of Shareholders and Availability of Investor Materials
99.3	Management Information Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD CORPORATION

Date: June 5, 2026	By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory and Corporate Secretary